

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

RECEIVED

January 29, 2007


07020741

U.S.Securities and Exchange (
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

SUPPL

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission
Sub : Board Meeting – 29th January, 2007

Ladies and Gentlemen :

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 29.1.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Encl : a/a

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com



ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FILE NO : 82-34979

January 29, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Re: Clause 41 of the Listing Agreement
Scrip Code - BSE - 500 303

Enclosed please find unaudited Financial Results of the Company for the quarter ended 31st December, 2006 taken on record by the Board of Directors of the Company at its meeting held today.

A copy of the Press Release being issued today and the Presentation on Performance Review in this respect are also enclosed herewith.

The above are for your information and record.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LTD.**

Devendra Bhandari
Company Secretary

Encls : a/a

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP



PRESS RELEASE Mumbai, 29th January 2006

ADITYA BIRLA NUVO, AN ADITYA BIRLA GROUP COMPANY

SUSTAINS PERFORMANCE FOR THE QUARTER ENDED DECEMBER 31, 2006

	3rd Quarter	Nine Months
Consolidated Net Sales	**Rs. 2288.78 Cr** 70%	**Rs. 5714.59 Cr** 83%
Consolidated Net Profit	**Rs. 55.34 Cr**	**Rs. 198.71 Cr** 48%

Rs. Crores

Particulars	Consolidated					
	Quarter ended 31st December			Nine Months ended 31st December		
	2006	2005	Growth %	2006	2005	Growth %
Net Income from Operations	2,288.78	1,350.23	69.5	5,714.59	3,127.91	82.7
Operating Profit (PBDIT)	307.92	202.77	51.9	834.08	415.97	100.5
Profit before Depreciation & Tax	195.04	162.44	20.1	580.63	348.28	66.7
Net Profit (after Minority Interest)	55.34	55.00	0.6	198.71	133.93	48.4
EPS (Rs.)	6.21	6.38	(2.7)	22.76	18.62	22.2

Aditya Birla Nuvo has posted satisfactory results for the 3rd quarter ended 31st December 2006.

Strategic Highlights

The Company has invested Rs. 1373 crores in IDEA and Rs. 150 crores in BPO business in the current fiscal. To fund these, the company has borrowed funds, which has impacted net profit.

The funds raised through rights issue will be used to neutralise the impact going forward. The Company received a 100% subscription for its right issue of 98,26,638 equity shares of Rs 10 each at a premium of Rs 783 per share, aggregating to Rs 779.25 crores. The allotment of shares is in process.

The Company along with its wholly owned subsidiary has purchased shares from the joint venture partner, NGK Insulators Limited ("NGK") in the joint venture Birla NGK Insulators Private Limited ("Birla NGK"). Consequently, Birla NGK has become a subsidiary of Aditya Birla Nuvo w.e.f. November 29, 2006. Its name has been changed as Aditya Birla Insulators Limited

This has impacted profitability of the quarter, given key large outflow of the funds for these investments. However, we believe, these strategic investments are solid and will yield handsome results to the company.

Substantial growth in revenue

Its **consolidated** revenue at Rs. 2288.78 crores, has risen by 69.5% vis-à-vis Rs. 1350.23 crores achieved in the corresponding quarter of the previous year. While the Telecom business has shown impressive growth in revenues and profit, it was neutralised by the ramping up costs of the Life Insurance and restructuring, accounting readjustment expense in the BPO - Minacs businesses. Additionally, the insulator JV became a subsidiary of Aditya Birla Nuvo from the 29th of November 2006. The performance of the business was affected by the strike, which also has resulted in losses. That despite these factors, net profit has been sustained at Rs. 55.34 crores as against Rs. 55.00 crores in the comparable quarter is indeed commendable. All of the businesses are on a high growth trajectory.

Growth across Value businesses

Aditya Birla Nuvo's **stand-alone** turnover at Rs. 881.15 crores, grew by 13.5% vis-à-vis Rs. 776.22 crores attained in the previous year. Operating profit rose by 13.9% from Rs. 133.00 crores to Rs. 151.53 crores. The stand-alone net profit is Rs. 52.71 crores against Rs. 51.20 crores. **While the standalone businesses contributed to top-line and bottom-line growth, higher interests cost has impacted the profit numbers.** At the operating level all the businesses have done well.

Madura Garments

Madura Garments' reported revenues at Rs. 165.76 crores vis-à-vis Rs. 170.76 crores recorded in the previous year, even though its manufacturing contract business was hived off into a wholly owned subsidiary in July 06. On a like to like basis, revenues has grown by 13.5%. Madura Garment's Operating Profit stood at Rs. 18.12 crores. To enlarge its footprint and to give the customer an international retail experience, the division is aggressively expanding large format exclusive brand outlets, along with selected stores. Madura Garment has a retail space of 3.6 lacs sq ft.

At **Madura Garments Exports**, revenues rose from Rs. 31.44 to Rs. 44.24 crores. The expansion of its shirts and trousers capacity has been completed. Its Greenfield shirts project at Bangalore is on schedule.

Rayon Division

The Rayon Division's revenues at Rs. 109.48 crores reflect a rise of 7.3% vis-à-vis Rs. 102.06 crores in the corresponding quarter of the previous year. The Division's operating profit is higher at Rs. 32.19 crores (Rs.18.45 crores) supported by higher realisations. Its 25 TPD caustic soda expansion is expected to be completed by March'07.

Carbon Black Division

The Carbon Black Division's revenues at Rs. 196.90 crores rose by 31.4% vis-à-vis Rs. 149.83 crores in the corresponding quarter of the previous year. The division's realisation is up by 34% due to a change in the market and product mix. Operating profits are higher by 49.8% at Rs. 35.82 crores aided by higher realisations. Its 60,000 TPA brown-field expansion is expected to go on stream by June 2007. It is also accelerating the Greenfield expansion of 120,000 MT in Western India.

Fertilisers Division

The net turnover of the Fertiliser division stood at Rs. 226.13 crores. Its Operating profit at Rs. 39.03 crores is higher by 7.9%, backed by increased volumes, which at 287K MT has been higher than the corresponding quarter of the previous year.

Textiles Division

The Textiles Division's revenues rose by 11.5% to Rs. 155.93 crores as against Rs. 139.81 crores in the corresponding quarter of the last year. To meet the growing demand for Linen, the Company is increasing its fabric and flax spinning capacity at a cost of Rs. 31.5 crores and Rs. 31.0 crores respectively.

Insulators
Aditya Birla Insulators Limited, recorded a turnover of Rs.51.39 crores lower than the corresponding quarter of the previous year due to an illegal strike at one of its manufacturing unit, Halol. This has resulted in a loss of Rs. 1.24 crores against a net profit of Rs. 1.83 Cr in the corresponding quarter of the previous year. The strike has been called off and production is being stabilised with new productivity norms.

Telecom
IDEA Cellular's subscriber base has increased to 12.4 million. Revenues for the quarter showed an impressive jump of 49.9% at Rs.1,148.20 crores. IDEA is set launch its IPO in a fortnight to raise Rs. 2,125 crores (excluding pre placement and 15% green shoe option) through the fresh issue of equity shares. It has received licenses for Mumbai and Bihar and has recently launched commercial operations in H.P., U.P. (E) and Rajasthan

ITES
At **TransWorks, India** revenues have risen by 17.9% to Rs. 49.76 crores vis-à-vis Rs. 42.22 crores in the corresponding quarter of the previous year. It has added 4 new clients during the quarter taking the total number of clients to 26. The Company improved its business mix with a growing share of non-voice business.

Minacs, Canada recorded a turnover of Rs. 327.78 crores and a loss of Rs. 28.27 crores consequent to higher ramp ups and training costs.

Life Insurance
At **Birla Sun Life Insurance**, the total income is up by 62.9% to Rs. 494.42 crores. The Individual new business annualised premium advanced by 16% at Rs. 168.0 crores. The Company has set up 4 new branches and added an agency force of 15,827. It is taking necessary steps to regain its market share by introducing innovative and traditional products. During the quarter, **Aditya Birla Nuvo** infused Rs. 32.9 crore towards its share of capital to meet its solvency margin.

Financial Services
The Financial Services Division's income stood at Rs. 4.57 crores. New businesses are being pursued by the Company's wholly owned subsidiary Birla Global Finance Company Ltd (BGFCL), which has an income of Rs. 18.20 crores and a net profit of Rs. 4.30 crores.

At **Birla Sun Life Asset Management,** the assets under management shot up to Rs. 18,736 Cr vis-à-vis Rs. 13,422 Cr in the corresponding quarter of the earlier year. The Company achieved revenues of Rs. 20.12 Cr.

IT Services
PSI Data Systems, posted revenues of Rs. 21.84 crores and a net loss of Rs. 1.62 crores as compared to a turnover of Rs. 21.14 crores and a net profit of Rs. 0.59 crores in Q3 FY 05-06. The marginal net loss of Rs. 1.62 crores is due to one-time costs charge, building bench strength, increased marketing and sales expenditure coupled with the development of software contracts and components that will strengthen the Company's go-to-market strategy.

Overall, the **outlook** for Aditya Birla Nuvo is optimistic given its strategic thrust, growth and the capex initiatives taken in each of the businesses.


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2006

(Rs Crores)

FINANCIAL RESULTS	Consolidated Financial Results				
	Quarter Ended 31st December		Year to Date		Year Ended 31st March 2006 (Audited)
	2006	2005	2006	2005	
Income from Operations	2,333.21	1,392.11	5,842.16	3,242.94	4,986.50
Less: Excise Duty	44.43	41.88	127.57	115.03	156.16
Net Income from Operations	**2,288.78**	**1,350.23**	**5,714.59**	**3,127.91**	**4,830.34**
Other Income	8.48	8.02	43.81	25.63	33.26
Total Income	**2,297.26**	**1,358.25**	**5,758.40**	**3,153.54**	**4,863.60**
Total Expenditure:					
Decrease / (Increase) in Stock in Trade	(20.20)	6.83	(39.20)	(32.96)	(47.30)
Cost of Raw Materials/Traded Goods	542.30	411.97	1,459.88	1,051.19	1,502.25
Staff Cost	404.59	121.73	820.30	302.47	434.46
Other Expenditure	720.40	407.53	1,834.80	937.68	1,368.99
Change in valuation of liability in respect of life Insurance policies in force	342.25	207.42	848.54	479.19	989.47
Profit Before Interest, Depreciation & Tax	**307.92**	**202.77**	**834.08**	**415.97**	**615.73**
Interest and Finance Expenses	120.12	45.00	270.56	75.38	117.06
Add: Interest Income	7.24	4.67	17.11	7.69	13.23
Profit Before Depreciation & Tax	**195.04**	**162.44**	**580.63**	**348.28**	**511.90**
Depreciation and Amortisation	119.29	78.73	305.81	150.23	224.97
Profit Before Tax and Exceptional Items	**75.75**	**83.71**	**274.82**	**198.05**	**286.93**
VRS Cost	(1.13)	(1.75)	(2.01)	(3.06)	(4.04)
Profit After Exceptional Items	**74.62**	**81.96**	**272.81**	**194.99**	**282.89**
Less: Provision for Taxation:					
Current Tax	34.77	29.99	92.20	64.24	96.81
Deferred Tax (Net)	0.76	(1.91)	5.58	(0.90)	(5.51)
Fringe Benefit Tax	2.58	2.23	6.40	5.15	8.19
Provision for Tax for earlier years written back	(8.91)	-	(9.06)	0.07	(5.37)
Net Profit	**45.42**	**51.65**	**177.69**	**126.43**	**188.77**
Less : Minority Interest	(9.92)	(3.44)	(20.56)	(7.59)	(14.90)
Share of Profit/(Loss) of Associates	-	(0.09)	0.46	(0.09)	0.37
Net Profit (After Minority Interest)	**55.34**	**55.00**	**198.71**	**133.93**	**204.04**
Equity Share Capital/Share Capital Suspense (Face Value of Rs.10 each)	83.50	83.50	83.50	83.50	83.50
Reserve					1,914.83
Basic Earnings Per Share (Rs)	6.21	6.38	22.76	18.62	27.09
Diluted Earnings Per Share (Rs)	6.21	6.37	22.76	18.62	27.08


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2006

(Rs Crores)

SEGMENT REPORTING	Consolidated Financial Results				
	Quarter Ended 31st December		Year to Date		Year Ended 31st March
	2006	2005	2006	2005	2006 (Audited)
Segment Revenue					
Garments	204.75	170.89	611.45	462.28	620.64
Rayon Yarn (Including Caustic & Allied Chemicals)	109.48	102.06	334.04	285.10	385.55
Carbon Black	196.90	149.83	557.60	408.82	564.23
Insulators	53.48	59.80	155.13	180.98	249.19
Other Textiles (Spun Yarn & Fabrics)	157.07	139.76	466.05	379.16	527.69
Fertilizers	226.13	169.25	580.77	223.75	379.39
Financial Services	38.73	32.82	90.92	42.75	70.97
Life Insurance	494.42	303.45	1,240.46	748.12	1,398.78
Software	21.84	21.14	68.73	60.30	85.79
BPO	377.54	42.22	641.68	119.82	163.30
Telecom	410.35	158.85	972.73	217.88	388.32
Others	0.25	0.24	0.74	0.72	0.97
Total Segmental Revenue	2,290.94	1,350.31	5,720.30	3,129.68	4,834.82
Less: Inter Segment Revenue	(2.16)	(0.08)	(5.71)	(1.77)	(4.48)
Net Income from Operations	**2,288.78**	**1,350.23**	**5,714.59**	**3,127.91**	**4,830.34**
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	14.90	11.64	48.07	24.06	33.09
Rayon Yarn (Including Caustic & Allied Chemicals)	24.03	12.09	76.43	41.94	64.22
Carbon Black	31.77	19.84	86.61	57.87	75.85
Insulators	9.15	7.70	22.49	21.17	31.21
Other Textiles (Spun Yarn & Fabrics)	12.79	13.25	40.99	31.32	41.44
Fertilizers	33.42	26.25	69.73	34.63	55.55
Financial Services	7.66	10.99	26.74	15.49	22.45
Life Insurance	(29.66)	(15.34)	(70.62)	(30.08)	(57.94)
Software	(0.70)	1.28	2.11	1.61	3.78
BPO	5.38	6.48	25.93	21.03	28.15
Telecom	70.97	21.31	175.25	31.77	73.10
Others	(0.14)	0.30	0.42	0.69	0.66
Total Segment Result	**179.57**	**115.79**	**504.15**	**251.50**	**371.56**
Less: Interest & Finance Expenses (Net)	(100.05)	(32.70)	(228.99)	(57.18)	(87.41)
Add: Net of Unallocable Income/(Expenditure)	(3.77)	0.62	(0.34)	3.73	2.78
Profit Before Tax and Exceptional Items	**75.75**	**83.71**	**274.82**	**198.05**	**286.93**
VRS Cost	(1.13)	(1.75)	(2.01)	(3.06)	(4.04)
Profit After Exceptional Items	**74.62**	**81.96**	**272.81**	**194.99**	**282.89**
Capital Employed (Segment Assets - Segment Liabilities)			**As on 31st Dec 06**	**As on 31st Dec 05**	**As on 31st March 06**
Garments			434.08	294.46	346.77
Rayon Yarn (Including Caustic & Allied Chemicals)			434.53	341.10	408.23
Carbon Black			466.33	371.38	409.00
Insulators			164.12	107.07	103.21
Other Textiles (Spun Yarn & Fabrics)			306.33	258.64	232.54
Fertilizers			315.33	227.96	303.35
Financial Services			226.54	134.08	123.89
Life Insurance			223.48	124.22	155.18
Software			24.75	21.95	23.14
BPO			886.56	65.99	72.78
Telecom			1,950.30	893.88	916.48
Others			46.15	19.73	29.09
Total Segment Capital Employed			5,478.50	2,860.46	3,123.66
Add: Unallocated Corporate Assets			2,132.41	993.84	1,070.52
Total Capital Employed			7,610.91	3,854.30	4,194.18

Contd. from Page 2


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2006

(Rs Crores)

FINANCIAL RESULTS	Standalone Financial Results				
	Quarter Ended 31st December		Year to Date		Year Ended 31st March 2006 (Audited)
	2006	2005	2006	2005	
Income from Operations	921.94	815.03	2,679.04	1,985.87	2,786.39
Less: Excise Duty	40.79	38.81	118.22	106.64	144.34
Net Income from Operations	**881.15**	**776.22**	**2,560.82**	**1,879.23**	**2,642.05**
Other Income	2.03	4.96	33.87	18.57	23.38
Total Income	**883.18**	**781.18**	**2,594.69**	**1,897.80**	**2,665.43**
Total Expenditure:					
Decrease / (Increase) in Stock in Trade	(20.72)	6.68	(40.01)	(32.06)	(47.32)
Cost of Raw Materials/Traded Goods	476.40	404.91	1,373.51	1,019.72	1,447.57
Staff Cost	48.62	45.41	149.20	116.61	164.03
Other Expenditure	227.35	191.18	652.04	482.63	657.75
Profit Before Interest, Depreciation & Tax	**151.53**	**133.00**	**459.95**	**310.90**	**443.40**
Interest and Finance Expenses	56.66	26.33	144.23	46.05	68.55
Add: Interest Income	11.08	4.46	22.13	7.02	12.75
Profit Before Depreciation & Tax	**105.95**	**111.13**	**337.85**	**271.87**	**387.60**
Depreciation and Amortisation	29.07	30.89	92.33	75.45	111.81
Profit Before Tax and Exceptional Items	**76.88**	**80.24**	**245.52**	**196.42**	**275.79**
Gain/(Loss) on Transfer of business	-	-	0.20	-	-
VRS Cost	(0.55)	(1.75)	(1.43)	(3.06)	(4.04)
Profit After Exceptional Items	**76.33**	**78.49**	**244.29**	**193.36**	**271.75**
Less: Provision for Taxation:					
Current Tax	28.93	28.11	80.93	62.31	92.97
Deferred Tax (Net)	2.73	(2.05)	7.00	(2.13)	(6.91)
Fringe Benefit Tax	0.87	1.23	2.56	2.92	4.25
Provision for Tax for earlier years written back	(8.91)	-	(8.91)	-	(5.49)
Net Profit	**52.71**	**51.20**	**162.71**	**130.26**	**186.93**
Equity Share Capital/Share Capital Suspense (Face Value of Rs.10 each)	83.50	83.50	83.50	83.50	83.50
Reserve					2124.11
Basic Earnings Per Share (Rs)	6.31	6.13	19.49	18.51	25.40
Diluted Earnings Per Share (Rs)	6.31	6.13	19.48	18.50	25.39
Aggregate of Public Shareholding					
Number of Shares			48,146,580	48,383,367	48,345,176
Percentage of Shareholding			57.65%	57.94%	57.90%

Contd. from Page 3

ADITYA BIRLA NUVO


ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2006

(Rs Crores)

SEGMENT REPORTING	Standalone Financial Results				
	Quarter Ended 31st December		Year to Date		Year Ended 31st March 2006 (Audited)
	2006	2005	2006	2005	
Segment Revenue					
Garments	165.76	170.76	526.53	462.15	620.55
Rayon Yarn (Including Caustic & Allied Chemicals)	109.48	102.06	334.04	285.10	385.55
Carbon Black	196.90	149.83	557.60	408.82	564.23
Insulators	22.37	29.50	74.61	100.74	135.89
Other Textiles (Spun Yarn & Fabrics)	157.07	139.76	466.05	379.16	527.69
Fertilizers	226.13	169.25	580.77	223.75	379.39
Financial Services	4.57	15.01	24.85	20.84	31.64
Total Segmental Revenue	882.28	776.17	2,564.45	1,880.56	2,644.94
Less: Inter Segment Revenue	(1.13)	0.05	(3.63)	(1.33)	(2.89)
Net Income from Operations	**881.15**	**776.22**	**2,560.82**	**1,879.23**	**2,642.05**
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	11.50	11.26	40.55	23.67	32.59
Rayon Yarn (Including Caustic & Allied Chemicals)	24.03	12.09	76.43	41.94	64.22
Carbon Black	31.77	19.84	86.61	57.87	75.85
Insulators	9.61	6.04	23.88	21.75	30.32
Other Textiles (Spun Yarn & Fabrics)	12.79	13.25	40.99	31.32	41.44
Fertilizers	33.42	26.25	69.73	34.63	55.55
Financial Services	0.90	5.15	7.46	7.79	11.38
Total Segment Result	**124.02**	**93.88**	**345.65**	**218.97**	**311.35**
Less: Interest & Finance Expenses (Net)	(43.37)	(14.26)	(109.59)	(28.53)	(40.59)
Add: Net of Unallocable Income/(Expenditure)	(3.77)	0.62	9.46	5.98	5.03
Profit Before Tax and Exceptional Items	**76.88**	**80.24**	**245.52**	**196.42**	**275.79**
Gain/(Loss) on Transfer of business	-	-	0.20	-	-
VRS Cost	(0.55)	(1.75)	(1.43)	(3.06)	(4.04)
Profit After Exceptional Items	**76.33**	**78.49**	**244.29**	**193.36**	**271.75**
Capital Employed (Segment Assets - Segment Liabilities)			**As on 31st Dec 06**	**As on 31st Dec 05**	**As on 31st March 06**
Garments			290.03	273.45	307.51
Rayon Yarn (Including Caustic & Allied Chemicals)			434.53	341.10	408.23
Carbon Black			466.33	371.38	409.00
Insulators			22.86	19.40	21.63
Other Textiles (Spun Yarn & Fabrics)			306.33	258.64	232.54
Fertilizers			315.33	227.96	303.35
Financial Services			97.14	75.77	77.14
Total Segment Capital Employed			1,932.55	1,567.70	1,759.40
Add: Unallocated Corporate Assets			3,261.47	1,569.07	1,690.87
Total Capital Employed			5,194.02	3,136.77	3,450.27

Contd. from Page 4

Notes:

1 The Right Offer for Issue of 98,26,638 equity shares of Rs 10 each at a premium of Rs 783 per equity share, aggregating to Rs 779.25 crores which closed on January 25, 2007 has been fully subscribed. The allotment of shares will be made in consultation with Lead Managers and Registrars to the Issue.

2 The Company along with its subsidiary Laxminarayan Investment Limited has acquired 49% equity shares in Birla NGK Insulators Private Limited ("Birla NGK") from the erstwhile joint venture partners and consequently Birla NGK has become a subsidiary of the Company w.e.f November 29, 2006. The name of Birla NGK has since been changed to Aditya Birla Insulators Limited. The remaining 1% shares will be bought from the Joint Venture partners in due course.

3 On November 03, 2006 TransWorks Information Services Limited, the subsidiary of the Company has incorporated a new subsidiary viz TransWorks BPO Philippines Inc, Philippines.

4 The financial results and segment reporting for the quarter and period then ended December 31, 2005 have been restated to include the results of the erstwhile Indo Gulf Fertilizers Limited and Birla Global Finance Limited from the Appointed Date i.e. September 01, 2005. Due to the merger, the results for the nine months period are not comparable with that of the corresponding period. Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

5 Status of Investor Complaints for the quarter ended December 31, 2006.

Opening	Received	Redressed	Pending
NIL	12	12	NIL

6 The above results, have been taken on record at the meeting of the Board of Directors held on January 29, 2007. The Limited Review of Standalone Financial Results as required under Clause 41 of Listing Agreement has been completed and the related report will be submitted to the concerned stock exchanges.

Place: Mumbai
Date: January 29, 2007

Dr. Bharat K. Singh
Managing Director

Performance Review

3rd Quarter ended December 31, 2006

ADITYA BIRLA NUVO LIMITED

Mumbai, 29th January 2007

Investor Presentation

Contents


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Strategic Highlights

- **Capital of Rs 779 Cr raised through rights issue**
  - → Issue closed on January 25, 2007; Allotment is in process
  - → Share capital to increase from Rs. 83.5 Cr to Rs. 93.3 Cr (Issue price of Rs. 793)
  - → Proceeds to be used for repayment of Debt and additional investment in IDEA
- **Madura Garments – Retail thrust given priority**
  - → Retail expansion continues
  - → To create two new companies for Men's Life Style stores and International Brands
  - → Peter England brand to be separate 'profit center' with high retail focus
- **Carbon Black – Speedy completion of 60K MT brownfield expansion and accelerating work in Western India for 120k MT**
- **IDEA progressing well**
  - → Commercial operations in H.P., U.P.(E) and Rajasthan commenced
  - → License for Mumbai and Bihar circles received
  - → IPO to open on February 12 with price band of Rs. 65-75
    - *Nuvo has further invested Rs. 225 Cr at IPO issue price*

Strategic Highlights

Cont...


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

- **Minacs became 100% subsidiary on October 11, 2006**
  - → De-listed from the Canadian stock exchange
  - → Restructuring of loans to help decrease interest cost
  - → Integration of Minacs with TransWorks is progressing well
  - → Ramping up, restructuring and accounting adjustments affected profits
    - *Accounts brought in line with Indian GAAP – taking hit on profits*
  - → To achieve global delivery capability, opened a new subsidiary in Philippines
- **JV with NGK Insulators terminated mutually**
  - → Strike also resolved and workers are adhering to new productivity norms
- **In Insurance, significant steps taken to regain market share**
  - → Team strengthened with appointment of new CEO
  - → Feet on street substantially up by 16K
  - → Branches increased to 116




ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Business Performance – Value Businesses

Business	Growth in Q3		Highlights
	Revenue	PBIT	
Rayon	↑ 7%	↑ 99%	❍ **Business performance improved** ❍ **VFY revenue remains flat** → Volumes reduced by 12%; → Realizations though improved by 13% ❍ **Chlor-alkali segment's revenue up 29%** → Volumes increased by 6% → Realizations jumped by 18% ❍ **Profit supported by higher realization** ❍ **Newly commissioned captive power plant stabilized**

Business Performance – Value Businesses


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Business	Growth in Q3		Highlights
	Revenue	PBIT	
Carbon Black	↑ 31%	↑ 60%	❍ Best ever quarterly results ❍ Revenue grew despite marginal decline in volumes ❍ Better performance supported by optimization of market and product mix ❍ Brownfield expansion of 60,000 MT on schedule
Fertilizers	↑ 34%	↑ 27%	❍ Higher dispatches led to higher revenue and profits ❍ Savings in energy consumption ❍ Saving due to better logistics management ❍ New fertilizers policy yet to be announced

Business Performance – Value Businesses


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Business	Growth in Q3		Highlights
	Revenue	PBIT	
Textiles	↑ 12%	↓ 3%	❍ Highest ever quarterly revenue despite planned downsizing of synthetic yarn ❍ Linen yarn witnessed increase in volumes ❍ Linen Fabric volumes were flat due to lower production ❍ Worsted segment benefited from higher volumes and realizations
Insulators	↓ 11%	↑ 19%	❍ Labor unrest has been resolved and operations being stabilized → New norms to help ❍ Rishra continue to do well


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Business Performance – Growth Businesses

Business	Growth in Q3		Highlights
	Revenue	PBIT	
Branded Garments	14%	10%	❍ Fashion Brands revenue growth healthy at over 20% → Fashion Brands fortified their leadership positions further ❍ Peter England performance impacted due to lower volumes ❍ Weak Diwali sell throughs across retail in apparel affected → December though showed improvement ❍ Retail expansion continues aggressively though several malls opening are delayed
Contract Exports	↑	↑	❍ 12 new customers added in Europe & US ❍ Expansion of Trousers and Shirts capacity completed ❍ Greenfield shirts expansion on schedule

Business Performance – Growth Businesses



ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Business	Growth in Q3		Highlights
	Revenue	PAT	
Telecom	50%	431%	❍ **End subscriber base of 12.4 mn demonstrates robust growth and increased market share** → Growth in recently launched circles satisfactory → Total cell sites increased to 8600 covering 3600 towns ❍ **Minutes of Usage continue to increase while ARPU saw a decline** ❍ **Operating margins at 33% vis-à-vis 37% in Q3 FY06** → Established 8 circles maintain EBITDA percentage on higher revenue → Recently launched 3 circles in gestating phase bring down total EBITDA percentage

Business Performance – Growth Businesses


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Business	Growth in Q3		Highlights
	Revenue	PAT	
BPO - TransWorks	↑ 18%	↑ 16%	○ Share of Non-Voice business increased to 32% ○ 4 new clients added during the quarter → Fortune 500 clients increased to 7 ○ Profits improved supported by better operational efficiency ○ Interest cost on funds borrowed for Minacs neutralized by forex gains
BPO– Minacs	↑	↓	○ Higher training and ramp up cost ○ Amortization of deferred expenses to bring in line with Indian GAAP


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Business Performance – Growth Businesses

Business	Growth in Q3		Highlights
	Revenue	PAT	
Life Insurance	↑ 63%	↓ [illegible]	○ Efforts on to regain market position → The key drivers are to expand reach, new products and better returns to policyholders ○ First year individual premium grew by 18% ○ Number of branches and advisors increased to 116 and 41 K respectively ○ Strain on profits due to aggressive ramp of distribution network and other initiatives
Asset Management	↓ 8%	↓ 90%	○ AUM continue to grow with increase in share of equity schemes ○ Declining fee charges and higher selling expenses created pressure on profits ○ New leadership should promote growth

Business Performance – Growth Businesses


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Business	Growth in Q3		Highlights
	Revenue	PAT	
Other Financial Services	↑	↑	❍ Collateral finance continued to maintain its leadership position ❍ Increase funding exposure to SME purchasers of Group manufacturing units with credit insurance ❍ Distribution's AUM increase to Rs. 3810 Cr with 37% share of equity ❍ Insurance advisory business focusing on Non Group business ▷
IT Services	↑ 3%	↓	❍ Focus on chosen verticals showing improvement ❍ 7 new clients added during quarter; revenue to follow ❍ Higher manpower cost for strengthening marketing and delivery capabilities ▷

Financial Performance

Performance Highlights – Revenue


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

Aditya Birla Nuvo Consolidated

Rs. Crores

	FY 2006	FY 2007
3rd Quarter	1,350	2,289
Nine Months	3,128	5,393 / 5,715

Aditya Birla Nuvo Standalone

Rs. Crores

	FY 2006	FY 2007
3rd Quarter	776	881
Nine Months	1,879	2,265 / 2,561




Denotes revenue from Indo Gulf and Birla Global(with subsidiaries) from April 1, 2006 to August 31, 2006

Segmental Revenue - Consolidated

Cont...


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

Growth	3rd Quarter: 2006-07		Revenue	Nine Months: 2006-07		Growth
	Actual	LY-Actual		Actual	LY-Actual	
14%	**881.1**	**776.2**	**Aditya Birla Nuvo**	**2,560.8**	**1,879.2**	36%
	410.4	158.8	Telecom JV (IDEA) Nuvo's Share	972.7	217.9	
50%	*(1148.2)*	*(765.9)*	*(Total)*	*(3058)*	*(2144)*	43%
	377.5	42.2	BPO*(TransWorks & Minacs	641.7	119.8	
63%	494.4	303.4	Life Insurance (BSLIC)	1,240.5	748.1	66%
	10.1	10.9	Asset Management JV (BSAMC) Nuvo's Share	28.6	12.9	
	(20.1)	*(21.9)*	*(Total)*	*(57.3)*	*(25.8)*	
	21.8	21.1	IT Services (PSI)	68.7	60.3	
	36.6	30.3	Insulator Mfg (ABIL) Nuvo's Share	86.0	80.2	
	(51.4)	*(60.6)*	*(Total)*	*(150)*	*(160)*	
	63.3	7.2	Others	123.1	9.9	
	6.5	0.1	Less: Inter Co Elimination	7.6	0.4	
145%	**1,407.6**	**574.0**	**Nuvo's Share in JV/Subs**	**3,153.8**	**1,248.7**	153%
70%	**2,288.8**	**1,350.2**	**Nuvo Consolidated**	**5,714.6**	**3,127.9**	83%



**** Includes Minacs financials from August 18, 2006***

***** Insulator manufacturing became subsidiary w.e.f Dec 1, 2006***




ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Segmental Revenue – Standalone

Rs. Cr.

	3rd Quarter: 2006-07		Revenue	Nine Months: 2006-07		
	Actual	LY-Actual		Actual	LY-Actual	
↑ 14%	165.8	146.0	Garments - Branded	496.8	400.3	↑ 24%
	-	24.7	Garments - CE	29.7	61.9	
↑ 7%	109.5	102.1	Rayon	334.0	285.1	↑ 17%
↑ 31%	196.9	149.8	Carbon Black	557.6	408.8	↑ 36%
	226.1	169.3	Fertilisers	580.8	223.7	
↑ 12%	155.9	139.8	Textiles	462.4	377.8	↑ 22%
↓ 24%	22.4	29.5	Insulator	74.6	100.7	↓ 26%
	4.6	15.0	Financial Services	24.8	20.8	
↑ 14%	881.1	776.2	Total	2,560.8	1,879.2	↑ 36%

Note: Indo Gulf and Birla Global merged with Nuvo w.e.f September 1, 2005
Garments' Contract export business has been divested w.e.f July 1, 2006


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Revenue Composition – Standalone



Q3 FY07


Textiles
17.8%
Insulator
2.5%
Financial
Services
0.5%
Garments
18.8%
Rayon
12.4%
Carbon
Black
22.3%
Fertilisers
25.6%

Q3 FY06


Textiles
18.0%
Insulator
3.8%
Financial
Services
1.9%
Garments
22.0%
Carbon
Black
19.3%
Rayon
13.1%
Fertilisers
21.8%

Revenue Composition – Consolidated


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP


Q3 FY2007
Financial Services 2%
IT Services 1%
Others 0%
Rayon 5%
Carbon Black 9%
Fertilisers 10%
Textiles 7%
Insulators
Garments 9%
Telecom 18%
BPO 16%
Life Insurance 21%
Growth Businesses (67%)
Value Businesses 33%


Q3 FY2006
Financial Services 2%
IT Services 2%
Others 0%
Rayon 8%
Carbon Black 11%
Fertilisers 13%
Textiles 10%
Insulators 4%
Garments 13%
Telecom 12%
BPO 3%
Life Insurance 22%
Growth Businesses (54%)
Value Businesses 46%


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Performance Highlights – Net Profit

Aditya Birla Nuvo Consolidated


55.0
55.3
133.9
198.7
3rd Quarter
Nine Months
FY 2006
FY 2007

Aditya Birla Nuvo Standalone

Rs. Cr.


51.2
52.7
130.3
162.7
3rd Quarter
Nine Months
FY 2006
FY 2007



Segmental Net Profit – Consolidated


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.



3rd Quarter: 2006-07		Net Profit	Nine Months: 2006-07	
Actual	LY-Actual		Actual	LY-Actual
52.7	**51.2**	**Aditya Birla Nuvo**	**162.7**	**130.2**
40.7	4.4	Telecom JV (IDEA) Nuvo's Share	98.8	7.6
(113.8)	*(21.4)*	*(Total)*	*(309.8)*	*(95.1)*
(21.1)	6.1	BPO*(TransWorks & Minacs	**(10.2)**	19.9
(30.8)	**(16.1)**	Life Insurance (BSLIC)	**(73.7)**	**(32.1)**
0.3	2.6	Asset Management JV (BSAMC) Nuvo's Share	7.4	3.3
(0.5)	(5.3)	(Total)	(14.7)	(6.6)
(1.6)	0.6	IT Services (PSI)	**(0.4)**	**(0.2)**
(1.1)	0.9	Insulator Mfg (ABIL) Nuvo's Share	**(3.4)**	**(2.5)**
(-1.2)	*(1.8)*	*(Total)*	*(-5.8)*	*(-4.9)*
6.5	1.7	Others	7.1	2.3
(10.1)	(3.4)	Less: Inter Co Elimination/MI	(10.5)	(5.3)
2.8	**3.8**	**Nuvo's Share in JV/Subs**	**36.0**	**3.7**
55.5	**55.0**	**Nuvo Consolidated**	**198.7**	**133.9**



3% 431% 25% 226% 48%

** Includes Minacs financials from August 18, 2006*

*** Insulator manufacturing became subsidiary w.e.f Dec 1, 2006*

Financials – Standalone


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

Growth (3rd Quarter)	3rd Quarter		Particulars	Nine Months		Growth (Nine Months)
	2006-07	2005-06		2006-07	2005-06	
14% ↑	881.1	776.2	Revenue	2,560.8	1,879.2	36% ↑
	2.0	5.0	Other Income	33.9	18.6	
	151.5	133.0	Operating Profit (PBDIT)	459.9	310.9	
	56.7	26.3	Less: Interest & Finance Expenses	144.2	46.0	
	11.1	4.5	Add: Interest Income	22.1	7.0	
5% ↓	105.9	111.1	Gross Profit	337.9	271.9	24% ↑
	29.1	30.9	Depreciation/ Amortisation	92.3	75.5	
	76.9	80.3	Profit Before Tax and Exceptional Items	245.5	196.4	
	(0.6)	(1.7)	Exceptional Items	(1.2)	(3.1)	
	76.3	78.5	Profit after Exceptional Items	244.3	193.3	
	23.6	27.3	Provision for Taxation	81.6	63.1	
3% ↑	52.7	51.2	Net Profit	162.7	130.2	25% ↑

Segmental Operating Profit – Standalone


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

3rd Quarter: 2006-07		PBDIT	Nine Months: 2006-07	
Actual	LY-Actual		Actual	LY-Actual
18.1	16.6	Garments - Branded	56.4	45.8
-	0.9	Garments - CE	3.1	(3.7)
32.2	18.5	Rayon	99.1	60.3
35.8	23.9	Carbon Black	98.5	70.0
39.0	36.2	Fertilisers	95.1	48.5
16.6	16.9	Textiles	52.1	42.2
9.6	6.0	Insulator	23.9	21.8
1.0	5.3	Financial Services	7.9	8.0
(3.1)	1.2	Corporate	11.3	7.5
149.3	125.4	Total	447.5	300.4
2.2	7.6	Finance Charge FSD	12.5	10.5
151.5	133.0	Total	459.9	310.9

3rd Quarter growth markers: Garments - Branded 9%; Rayon 74%; Carbon Black 50%; Textiles ⇔; Insulator 59%; Total 19%

Nine Months growth markers: Garments - Branded 23%; Rayon 64%; Carbon Black 41%; Textiles 23%; Insulator 10%; Total 49%

Note: Indo Gulf and Birla Global merged with Nuvo w.e.f September 1, 2005
Garments' Contract export business has been divested w.e.f July 1, 2006




ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Operating Profit Composition – Standalone

Q3 FY07


Insulator
6.2%
Financial
Services
2.1%
Garments
11.7%
Textiles
10.7%
Carbon
Black
23.2%
Fertilisers
25.2%
VFY
20.8%

Q3 FY06


Insulator
4.8%
Financial
Services
4.2%
CFD
0.9%
Garments
13.9%
Textiles
13.5%
VFY
14.7%
Carbon
Black
19.1%
Fertilisers
28.8%





Capex and Investment Plan


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

	Particulars	Total Plan FY06-FY09	Spent			Spending Plan	
						Balance to be spent	
			Till FY 2006	During 9M FY 2007	Total upto Date	FY 2007	FY 2008/09
A	**Project Based**						
	Garments	38.6	-	6.8	6.8	17.3	14.5
	Rayon	141.9	74.3	52.5	126.8	5.0	10.1
	Carbon Black	136.2	14.6	43.3	57.9	35.1	43.2
	Textiles	93.0	6.1	39.4	45.5	18.6	28.9
	Fertilisers	96.8	9.6	13.8	23.4	10.0	63.4
	Sub-Total A	**506.4**	**104.5**	**155.8**	**260.4**	**86.0**	**160.0**
B	**Modernization**						
	Garments	5.7	0.4	1.6	2.1	3.6	-
	Rayon	37.6	6.9	14.2	21.1	16.6	-
	Carbon Black	20.4	-	6.7	6.7	11.5	2.3
	Textiles	9.9	2.0	2.8	4.8	4.8	0.3
	Fertilisers	36.1	8.6	6.3	14.8	3.0	18.3
	Others	1.1	0.0	0.6	0.6	0.5	-
	Sub-Total B	**110.9**	**17.9**	**32.2**	**50.1**	**39.9**	**20.8**
C	**Total Capex at Nuvo (A+B)**	**617.3**	**122.4**	**188.0**	**310.4**	**125.9**	**180.9**
D	**Investment in Life Insurance**	**340.4**	**-**	**105.1**	**105.1**	**50.3**	**185.0**
E	**Total Capital Outlay (C+D)**	**957.7**	**122.4**	**293.1**	**415.5**	**176.2**	**365.9**
F	**Major Capex (Other than JVs)**						
	Software	4.9	0.0	(0.0)	-	4.9	-
	BPO - TW	55.4	0.6	5.1	5.6	36.8	13.0
	BPO - Minacs	70.9	-	42.1	42.1	28.8	-
	Apparel Retail	164.5	-	-	-	-	164.5
	Manufacturing Exports	71.1	8.4	19.9	28.3	22.7	20.1
	Insulators	20.9	0.5	1.1	1.6	19.3	-
	Crafted Clothing & Subsidiaries	14.1	-	1.3	1.3	1.3	11.5
	Sub-Total F	**401.8**	**9.6**	**69.4**	**78.9**	**113.8**	**209.1**
	Grand Total (E+F)	**1,359.5**	**132.0**	**362.5**	**494.4**	**290.0**	**575.0**
G	**Major Capex in JV**						
	Life Insurance	68.5	1.7	22.0	23.7	44.7	-

Note: IDEA will commit Rs. 4000 crores for capex of which Rs. 3000 crores will be spent in FY 2008

Business Outlook and Strategy – High Growth Businesses


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Business	Outlook	Key Challenges	Strategy
Branded Garments	Positive	❍ Sustain leadership ❍ Aggressively increase controlled retail space in prime location	❍ Strengthen Brand equity with investments in brand building, launch of new sub-brands (Van Heusen V Dot and Woman) and product categories ❍ Created separate entities for Lifestyle and Popular brands ❍ Intensified retail expansion efforts with larger spaces in key locations while the scenario is competitive for retail space
Contract Exports	Positive	❍ Cost and timely delivery	❍ Strengthening manufacturing, design and product development capabilities ❍ Expedite expansion in single phase ❍ Moving towards 'Full Service Provider' by strengthening organization
Telecom	Positive	❍ Further increase subscriber base	❍ Strengthen network in Existing Circles ❍ Enhance value added services to drive customer loyalty ❍ Completion of IPO ❍ Roll out commercial operations in Mumbai and Bihar circles during 2007

Business Outlook and Strategy – High Growth Businesses


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Business	Outlook	Key Challenges	Strategy
BPO	Positive (Integration challenges in short term)	○ Execution excellence and value beyond SLA ○ Integration of Minacs	○ Focus in building new verticals ○ Revamp recruitment and improve quality of hire ○ Increase capacity and seat utilization ○ Global delivery capacbility ○ To create KPO focus segments
Life Insurance	Positive (Challenging in short term)	○ Regain market share ○ Focus on Value building growth	○ Aggressively increase distribution reach ○ New products launch targeting specific segments ○ Superior return to policyholder with transparency
Asset Management	Positive	○ Heating competition	○ Innovative product launches ○ Improve distribution network
Other Financial Services	Positive	○ Revised RBI guidelines put severe restriction on expansion	○ Better synergy amongst all Financial outfits ○ Branch and team expansion ○ Leadership being strengthened ○ Distribute third party loans exceeding Rs. 500 Cr
IT Services	Moderate	○ Building scalability to support business	○ Strengthening marketing and delivery capabilities ○ Initiating build up of specialization/differentiation


ADITYA BIRLA GROUP

Business Outlook and Strategy – Value Businesses

Business	Outlook	Key Challenges	Strategy
Rayon	Positive (Moderate industry outlook)	❍ Increase volumes ❍ Optimize asset utilization ❍ Managing volatile prices	❍ Thrust on quality and value added yarns ❍ Volume growth through optimizing asset utilization
Carbon Black	Positive	❍ Volatile CBFS prices ❍ Timely completion of capacity expansion	❍ Increase in volumes to be fuelled by ongoing brownfield expansion at GMPD from July 2007 ❍ Optimizing segment, market, product and logistic mix ❍ Accelerate 120KT Greenfield expansion at Western India

Business Outlook and Strategy – Value Businesses


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Business	Outlook	Key Challenges	Strategy
Fertilizers	Positive (within regulated industry growth)	❍ Highly regulated sector	❍ To maximize production & sales through higher operational efficiency & higher on-stream days of operation ❍ De-bottlenecking to increase urea capacity to 1.10 Million Tons from 0.865 Million Tons
Textiles	Positive	❍ Branding and promoting Linen Fabric ❍ Improve delivery capability	❍ Deeper penetration through retail and improving OTIF ❍ Focus on Value added products in Worsted segment
Insulators	Positive (subject to technology)	❍ Yield and efficiency improvement while reducing rejections	❍ Improve productivity at shop floor ❍ Increase share of high value/value added products ❍ Balancing equipment to optimally utilize existing resources

Vision and Strategy


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP


Vision

To become a premium conglomerate with market leadership across businesses delivering superior value to shareholder on sustained basis


Strategy

To increase the share of High growth businesses in total revenue by deploying <u>surplus</u> cash from Value businesses to grow the high growth businesses of tomorrow

Dedicated to deliver better results quarter after quarter

Annexure –
Business Financials

Rayon: Financials


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

3rd Quarter		Particulars	Nine Months	
2006-07	2005-06		2006-07	2005-06
4,474	4,332	Production (Tons)	13,298	12,900
111.8	108.3	Capacity Utilization (%)	110.8	107.5
4,105	4,663	Sales Volumes (Tons)	12,573	13,063
172	153	VFY Realisation (Rs./Kg.)	170	148
21,065	17,917	ECU Realisation (Rs./MT.)	21,464	21,741
71.6	72.7	Revenue - VFY	218.0	195.5
37.8	29.4	- Chemicals	116.0	89.7
109.5	102.1	Revenue	334.0	285.1
32.2	18.5	PBDIT	99.1	60.3
29.4	18.1	OPM (%)	29.7	21.1
24.0	12.1	PBIT	76.4	41.9
434.5	341.1	Capital Employed	434.5	341.1
22.6	14.2	ROACE (Annualised) (%)	24.2	17.0

12% 13% 18% 29% 99%

4% 15% 29%


82%




Carbon Black: Financials


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

3rd Quarter		Particulars	Nine Months	
2006-07	2005-06		2006-07	2005-06
46,060	45,329	Production (Tons)	137,088	130,865
108.4	106.7	Capacity Utilization %	107.5	102.6
45,110	46,141	Sales Volumes (Tons)	135,610	130,981
43,650	32,472	Realisation (Rs./Ton)	40,620	31,212
196.9	149.8	Revenue	557.6	408.8
35.8	23.9	PBDIT	98.5	70.0
18.2	16.0	OPM %	17.7	17.1
31.8	19.8	PBIT	86.6	57.9
466.3	371.4	Capital Employed	466.3	371.4
26.0	21.2	ROACE (Annualised) (%)	26.4	20.8

Change arrows, 3rd Quarter: Sales Volumes ↓ 2%; Realisation ↑ 34%; Revenue ↑ 31%; PBIT ↑ 60%

Change arrows, Nine Months: Sales Volumes ↑ 4%; Realisation ↑ 30%; Revenue ↑ 36%; PBIT ↑ 50%



Fertilizers: Financials


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

3rd Quarter		Particulars	Nine Months	
2006-07	2005-06		2006-07	2005-06
287	239	Production ('000 Tons)	753	739
287	241	Sales Volumes ('000 Tons)	766	755
226.1	169.3	Revenue	580.8	486.2
39.0	36.2	PBDIT	95.1	93.3
17.3	21.4	OPM %	16.4	19.2
33.4	26.2	PBIT	69.7	64.3
315.3	227.9	Capital Employed	315.3	227.9
42.9	44.9	ROACE (Annualised) (%)	30.1	45.6

19%

27%

8%




ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Textiles: Financials

Rs. Cr.

3rd Quarter		Particulars	Nine Months	
2006-07	2005-06		2006-07	2005-06
50.2	47.7	Linen Segment	130.8	116.0
83.0	60.3	Worsted Segment	254.1	166.9
22.7	31.8	Synthetic Yarn	77.5	95.0
155.9	139.8	Total Revenue	462.4	377.8
16.6	16.9	PBDIT	52.1	42.2
12.8	13.3	PBIT	41.0	31.3
306.3	258.6	Capital Employed	306.3	258.6
17.8	21.4	ROACE (Annualised) (%)	20.3	17.8

38% 12% 3% 52% 22% 31%



Insulators: Financials


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

3rd Quarter		Particulars	Nine Months	
2006-07	2005-06		2006-07	2005-06
		Manufacturing Subsidiary		
5,426	6,547	Production (Tons)	14,715	19,182
5,509	6,530	Sales Volumes (Tons)	16,349	18,887
51.4	60.6	Revenue	150.2	160.5
3.0	6.3	PBDIT	7.1	7.7
(1.2)	1.8	PAT	(5.8)	(4.9)
141.3	175.3	Capital Employed	141.3	175.3
		Domestic Marketing		
22.4	29.5	Revenue	74.6	100.7
9.6	6.0	PBDIT/ PBIT	23.9	21.8
22.9	19.4	Capital Employed	22.9	19.4



Branded Garments: Financials


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

3rd Quarter		Particulars	Nine Months	
2006-07	2005-06		2006-07	2005-06
77.4	71.2	Shirts	273.2	224.3
41.2	32.0	Trousers	124.2	99.5
21.4	18.7	Suits	41.0	33.7
25.8	24.1	Others	58.5	42.8
165.8	146.0	Revenue	496.8	400.3
33.5	34.1	Operating Profit	101.7	86.5
15.4	17.6	Advt. Expenses	45.3	40.8
18.1	16.5	PBDIT	56.4	45.8
11.5	10.4	PBIT	37.5	27.6
290.0	239.2	Capital Employed	290.0	239.2
15.9	17.4	ROCE (Annualised) (%)	17.3	15.4

Quarter changes: Revenue 14% (up), Operating Profit 2% (down), PBIT 10% (up). Nine-month changes: Revenue 24% (up), Operating Profit 18% (up), PBIT 36% (up).

Note: Contract export performance has been excluded wherever necessary to make the performance comparable



Contract Exports: Financials


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

3rd Quarter		Particulars	Nine Months	
2006-07	2005-06		2006-07	2005-06
44.2	31.4	Revenue	126.9	68.6
2.8	1.4	PBDIT	9.3	**(3.2)**
0.7	0.6	PBT	1.8	**(4.8)**
110.2	34.3	Capital Employed	110.2	34.3

41% ↑ (Revenue, 3rd Quarter)
10% ↑ (PBT, 3rd Quarter)
85% ↑ (Revenue, Nine Months)



Telecom: Financials


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

Growth	3rd Quarter 2006-07	3rd Quarter 2005-06	Particulars	Nine Months 2006-07	Nine Months 2005-06	Growth
92%	**12.44**	**6.47**	**No of Subscriber (Mn)**	**12.44**	**6.47**	92%
50%	**1,148.2**	**765.9**	**Revenue**	**3,058.0**	**2,143.6**	43%
	198.6	102.7	PBIT	551.4	346.8	
431%	**113.8**	**21.4**	**Net Profit/(Loss)**	**309.8**	**95.1**	226%
	5,457.1	4,310.2	Capital Employed	5,457.1	4,310.2	
	14.6	9.5	ROCE (Annualised) (%)	13.5	10.7	



BPO - TransWorks: Financials


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

3rd Quarter		Particulars	Nine Months	
2006-07	2005-06		2006-07	2005-06
2,384	1,827	No of Operating Seats	2,384	1,827
4,526	3,952	No of Employees	4,526	3,952
33.8	32.4	Voice	97.2	94.5
15.9	9.9	Non-Voice	50.0	25.4
49.8	42.2	**Revenue**	147.3	119.8
12.1	6.5	PBIT	29.7	21.0
7.1	6.1	**Net Profit/(Loss)**	21.6	19.9
119.6	66.0	Capital Employed	119.6	66.0

61% (Revenue, 3rd Quarter) · 97% (Revenue, Nine Months)

16% (Net Profit, 3rd Quarter) · 9% (Net Profit, Nine Months)

BPO - Minacs: Financials


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

3rd Quarter		Particulars	Jul-Dec	
2006-07	2005-06		2006-07	2005-06
327.8	**284.0**	**Revenue**	**673.3**	**586.3**
5.5	**23.7**	PBDIT	**22.9**	**51.7**
1.7	**8.4**	OPM %	**3.4**	**8.8**
(19.6)	**3.8**	Net Profit/(Loss) before Restructuring/amortisation	**(20.4)**	**10.2**
8.7	**12.9**	Restructuring/Amortisation	**54.3**	**12.9**
(28.3)	**(9.1)**	**Net Profit/(Loss) after Restructuring/amortisation**	**(74.7)**	**(2.7)**



Birla Sun Life Insurance Ltd: Financials


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP



Rs. Cr.

	3rd Quarter		Particulars	Nine Months		
	2006-07	2005-06		2006-07	2005-06	
			Individual Business			
18%	169.1	143.0	First Year Premium	438.0	339.6	29%
	197.5	109.1	Renewal Premium	458.3	277.1	
45%	366.6	252.1	**Total Individual business**	896.3	616.8	45%
			Group Business			
	25.5	10.8	First Year Premium	69.5	20.4	
	12.8	8.3	Renewal Premium	24.2	20.0	
	38.2	19.1	**Total Group business**	93.7	40.4	
49%	**404.8**	**271.2**	**Total Premium Income**	**990.0**	**657.2**	51%
	(30.8)	**(16.1)**	Net Profit/(Loss)	**(73.7)**	**(32.1)**	
	602.0	400.0	Share Capital	602.0	400.0	
	3,481.6	**1,967.5**	**Fund under management**	**3,481.6**	**1,967.5**	





Birla Sun Life Asset Management Co Ltd


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

3rd Quarter		Particulars	Nine Months	
2006-07	2005-06		2006-07	2005-06
17,087	12,439	Domestic AUM	17,087	12,439
5,770	3,931	Equity	5,770	3,931
11,318	8,508	Debt & Liquid	11,318	8,508
1,649	983	Off shore funds	1,649	983
18,736	13,422	Total AUM	18,736	13,422
20.1	21.9	Revenue	57.3	53.4
0.5	5.3	PAT	14.7	15.6

47% 47%


40%

40%





Other Financial Services: Financials


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

3rd Quarter		Particulars	Nine Months	
2006-07	2005-06		2006-07	2005-06
		Financial Service division & BGFCL		
22.8	16.5	Revenue	47.2	51.3
0.9	5.4	PBT (FSD)	7.5	19.4
4.3	(0.4)	PAT (BGFCL)	3.8	(1.3)
170.2	107.6	Capital Employed	170.2	107.6
		Birla Sun Life Distribution Limited		
5,550	4,421	Gross Mobilisation	16,602	12,578
5.6	4.5	Revenue	15.4	15.4
0.5	0.5	PAT	0.7	2.0
		Birla Insurance Advisory Services Limited		
2.8	3.1	Revenue	6.9	5.8
1.2	1.5	PAT	2.4	2.3



IT Services: Financials


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

3rd Quarter		Particulars	Nine Months	
2006-07	2005-06		2006-07	2005-06
21.8	21.1	Revenue	68.7	60.3
(0.3)	1.8	PBDIT	3.2	3.1
(1.6)	0.6	Net Profit/(Loss)	(0.4)	(0.2)
24.7	22.0	Capital Employed	24.7	22.0

Annexure –
Other Financials


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Standalone Profit and Loss and Balance Sheet Snapshot

Annexure I

Rs. Cr.

	3rd Quarter		Nine Months		Full Year	
	2006-07	2005-06	2006-07	2005-06	2005-06	2004-05
Gross Turnover	921.9	815.0	2,679.0	1,985.9	2,786.4	1,988.0
Net Turnover	881.1	776.2	2,560.8	1,879.2	2,642.0	1,860.8
PBDIT	151.5	133.0	459.9	310.9	443.4	264.1
PBDIT Margin (%)	17.2	17.1	18.0	16.5	16.8	14.2
Net Interest	45.6	21.9	122.1	39.0	55.8	18.7
PBDT	105.9	111.1	337.9	271.9	387.6	245.4
PAT before exceptional items	53.3	53.0	163.9	133.3	191.0	121.4
PAT	52.7	51.2	162.7	130.2	186.9	113.7
PAT Margin (%)	6.0	6.6	6.4	6.9	7.1	6.1
Annualised EPS (Rs.)	25.2	24.5	26.0	28.5	25.4	19.0
Annualised CEPS (Rs	40.5	38.3	41.8	38.6	39.6	32.1
Dividend (%)					50.0%	40.0%
Interest Cover (x) (PBDIT/ Net Interest)	3.3	6.1	3.8	8.0	7.9	14.1

	Nine Months		Full Year	
	2006-07	2005-06	2005-06	2004-05
Equity	83.5	83.5	83.5	59.9
Net Worth	2,351.1	2,208.3	2,207.6	1,354.1
Long Term Debt	1,927.6	564.8	906.4	240.9
Short Term Debt	954.8	789.6	596.0	207.7
Total Debts	2,882.4	1,354.4	1,502.4	448.6
Capital Employed	5,233.5	3,562.6	3,710.0	1,802.7
Net Block	1,223.4	1,095.6	1,135.5	810.3
Net Working Capital	959.2	987.5	1,066.4	418.2
Deferred Tax Liabilities	(165.7)	(176.4)	(167.7)	(125.5)
Strategic Investment	3,199.0	1,520.0	1,410.2	618.3
Other Investments	17.6	136.0	265.6	81.3
Total Investments	3,216.6	1,656.0	1,675.8	699.7
ROACE (at PBIT) (%)	11.0	5.7	12.0	10.6
ROANW (at PAT) (%)	9.5	7.9	10.5	8.7
Book Value (Rs.)	281.6	264.5	264.4	226.1
Total Debt Equity (x)	1.23:1	0.61:1	0.68:1	0.33:1
Long Term Debt Equity (	0.82:1	0.26:1	0.44:1	0.18:1
Market Capitalisation	10,417.0	5,571.2	6,204.1	2,390.7

Consolidated Profit and Loss and Balance Sheet Snapshot


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Annexure II

Rs. Cr.

Particulars	3rd Quarter		Nine Months		Full Year	
	2006-07	2005-06	2006-07	2005-06	2005-06	2004-05
Gross Turnover	2,333.2	1,392.1	5,842.2	3,242.9	4,986.5	3,325.5
Net Turnover	2,288.8	1,350.2	5,714.6	3,127.9	4,830.3	3,189.1
PBDIT	307.9	202.8	834.1	416.0	615.7	261.4
PBDIT Margin (%)	13.5	15.0	14.6	13.3	12.7	8.2
Net Interest	112.9	40.3	253.4	67.7	103.8	36.9
PBDT	195.0	162.4	580.6	348.3	511.9	224.4
Net Profit (after Minority Interest)	55.8	55.0	198.7	133.9	204.0	58.7
Net Profit Margin (%)	2.4	4.1	3.5	4.3	4.2	1.8
Annualised EPS (Rs.)	24.8	25.5	30.4	24.8	27.1	8.8
Annualised CEPS (Rs.)	82.3	41.2	80.1	53.1	56.9	31.2
Dividend (%)					50.0%	40.0%
Interest Cover (x) (PBDIT/ Net Interest)	2.7	5.0	3.3	6.1	5.9	7.08

Particulars	Nine Months		Full Year	
	2006-07	2005-06	2005-06	2004-05
Equity	83.5	83.5	83.5	59.9
Preference Share Capital	172.6	100.2	100.2	20.7
Net Worth	2,369.0	2,086.4	2,098.5	1,114.7
Minority Interest	143.1	34.9	43.2	27.6
Total Debts	5,560.4	2,151.9	2,303.5	717.0
Capital Employed	8,072.4	4,273.2	4,445.2	1,859.3
Policyholders' funds	3,226.2	1,815.4	2,378.4	1,212.3
Total Liabilities	11,298.6	6,088.6	6,823.6	3,071.6
Goodwill on consolidation	2,942.8	961.3	961.4	185.2
Net Block	3,703.2	2,034.1	2,157.6	1,109.5
Net Working Capital	1,169.5	925.6	956.4	433.9
Deferred Tax Liabilities	(166.7)	(176.7)	(168.7)	(125.7)
Investments	3,649.8	2,344.4	2,916.9	1,468.6
Life Insurance Investments	3,469.4	1,962.8	2,554.8	1,333.0
Other Investments	180.4	381.5	362.1	135.6
Miscelleneous Expenditure	-	-	-	-
ROCE (at PBIT) (%)	8.7	8.3	8.8	7.1
RONW (at PAT) (%)	11.2	8.6	9.7	5.3
Book Value (Rs.)	283.7	249.9	251.3	186
Total Debt Equity (x)	2.35:1	1.03:1	1.1:1	0.64:1

ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Segmental Performance – Aditya Birla Nuvo Standalone

Annexure III

3rd Quarter

Particulars	Revenue		PBIT		Avg Capital Employed		ROACE (PBIT basis)	
	2006-07	2005-06	2006-07	2005-06	2006-07	2005-06	2006-07	2005-06
Garments	165.8	170.8	11.5	11.3	286.1	283.0	16.1%	15.9%
VFY	109.5	102.1	24.0	12.1	425.7	341.6	22.6%	14.2%
Carbon Black	196.9	149.8	31.8	19.8	488.3	373.5	26.0%	21.2%
Textiles	155.9	139.8	12.8	13.3	287.5	248.3	17.8%	21.4%
Fertilizers	226.1	169.3	33.4	26.2	311.3	234.0	42.9%	44.9%
Financial Services	4.6	15.0	0.9	5.2	59.6	73.9	6.1%	27.9%
Insulators	22.4	29.5	9.6	6.0	19.8	19.2	193.9%	125.7%
Total Operating Assets	881.1	776.2	124.0	93.9	1,878.3	1,573.4	26.4%	23.9%
Corporate Assets	-	-	(3.8)	0.6	3,199.1	1,598.0	-0.5%	0.2%
Total	881.1	776.2	120.3	94.5	5,077.4	3,171.5	9.5%	11.9%

Nine Months

Particulars	Revenue		PBIT		Avg Capital Employed		ROACE (PBIT basis)	
	2006-07	2005-06	2006-07	2005-06	2006-07	2005-06	2006-07	2005-06
Garments	526.5	462.1	40.5	23.7	298.8	262.8	18.1%	12.0%
VFY	334.0	285.1	76.4	41.9	421.4	329.8	24.2%	17.0%
Carbon Black	557.6	408.8	86.6	57.9	437.7	371.6	26.4%	20.8%
Textiles	462.4	377.8	41.0	31.3	269.4	235.0	20.3%	17.8%
Fertilizers	580.8	223.7	69.7	34.6	309.3	227.9	30.1%	45.6%
Financial Services	24.8	20.8	7.5	7.8	87.1	75.4	11.5%	31.0%
Insulators	74.6	100.7	23.9	21.8	22.2	20.2	143.1%	143.8%
Total Operating Assets	2,560.8	1,879.2	345.7	219.0	1,846.0	1,529.4	25.0%	19.1%
Corporate Assets	-	-	9.5	6.0	2,476.2	1,091.8	0.5%	0.7%
Total	2,560.8	1,879.2	355.1	224.9	4,322.1	2,621.2	11.0%	11.4%

Operating Margin

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Annexure IV

Rs. Cr.

3rd Quarter: 2006-07		Operating Margin	Nine Months: 2006-07	
Actual	LY-Actual		Actual	LY-Actual
10.9%	11.3%	Garments - Brande	11.4%	11.4%
29.4%	18.1%	Rayon	29.7%	21.1%
18.2%	16.0%	Carbon Black	17.7%	17.1%
10.6%	12.1%	Textiles	11.3%	11.2%
17.3%	21.4%	Fertilisers	16.4%	21.7%
22.1%	35.3%	Financial Services	31.7%	38.3%
43.0%	20.5%	Insulator	32.0%	21.6%
16.9%	16.2%	Total	17.5%	16.0%

Exports


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Annexure V

3rd Quarter: 2006-07		Exports	Nine Months: 2006-07	
Actual	LY-Actual	Rs Crores	Actual	LY-Actual
10.8	30.6	Garments - Brande	50.2	77.4
14.3	8.7	Rayon	32.4	24.1
34.2	31.2	Carbon Black	91.8	80.6
60.5	55.7	Textiles	162.4	157.0
119.8	126.2	Total	336.8	339.0

3rd Quarter: 2006-07		Exports	Nine Months: 2006-07	
Actual	LY-Actual	% of Sales	Actual	LY-Actual
6.5%	21.0%	Garments - Brande	10.1%	19.3%
13.1%	8.6%	Rayon	9.7%	8.4%
17.4%	20.8%	Carbon Black	16.5%	19.7%
38.8%	39.8%	Textiles	35.1%	41.5%
13.6%	16.3%	Total	11.9%	18.0%

Volumes


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Annexure VI

3rd Quarter: 2006-07		Particulars	Nine Months: 2006-07	
Actual	LY-Actual		Actual	LY-Actual
20	27	Garments (lacs Pcs)	81	82
4,105	4,663	VFY (MT)	12,573	13,063
16,403	15,406	Caustic (MT)	49,472	39,605
45,110	46,141	Carbon Black (MT)	135,610	130,981
287	241	Fertilisers ('000 MT)	766	755
4,758	4,623	Insulators (MT)	13,293	13,411

Volumes


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Annexure VI

3rd Quarter: 2006-07		Particulars	Nine Months: 2006-07	
Actual	LY-Actual		Actual	LY-Actual
		Garments (Lac Pcs)		
10.7	16.0	Shirts	48.9	52.2
4.7	5.7	Trousers	18.4	16.8
0.5	0.5	Suits	1.0	1.0
3.9	4.6	Others	12.9	11.6
		Textiles		
1,220	1,210	Linen Fabric ('000 Mtrs	3,562	3,132
711	573	Flax Yarn (MT)	1,625	1,291
2,060	1,567	Worsted Segment (MT	6,316	4,092
1,463	2,689	Synthetic Yarn (MT)	5,334	7,515

Production

Annexure VII


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

3rd Quarter: 2006-07			Particulars	Nine Months: 2006-07		
Effective Capacity	Production	Utilisation		Effective Capacity	Production	Utilisation
4,000	4,269	112	VFY (MT)	12,000	13,298	111
18,000	16,647	92	Caustic (MT)	48,840	50,073	103
42,500	46,206	109	Carbon Black (MT)	127,500	137,234	108
216	287	133	Fertilisers ('000 MT)	648	753	116

Production

ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Annexure VII

3rd Quarter: 2006-07		Particulars	Nine Months: 2006-07	
Effective Capacity	Production		Effective Capacity	Production
		Garments (Lac Pcs)		
4.6	4.7	Shirts	13.8	13.5
1.7	1.3	Trousers	5.0	4.3
0.5	0.6	Suits	1.6	1.5
Spindles	**MT**	**Textiles**	**Spindles**	**MT**
840	1,200	Linen Fabric ('000 Mtrs)	3,360	3,418
1,534	751	Flax Yarn	4,602	1,706
5,556	2,089	Worsted Segment	16,668	6,336
12,808	1,361	Synthetic Yarn	38,424	4,891

Cautionary Statement


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Statements in this "Presentation" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assume no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

Aditya Birla Nuvo Limited

Regd. Office: Indian Rayon Compound, Junagadh-Veraval Road, Veraval – 366 266 (Gujarat)

Corporate Office: 4th Floor 'A' Wing, Aditya Birla Center, S.K. Ahire Marg, Worli, Mumbai – 400 030

Website: www.adityabirla.com or www.adityabirlanuvo.co.in

Email: nuvocfd@adityabirla.com